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                                                                       Exhibit 2


[LOGO] ADB

                                       ADB Systems International Inc.
                                       6725 Airport Road, Suite 201
                                       Mississauga, ON    L4V 1V2
                                    Tel: 905-672-7467 / Facsimile: 905-672-5705
                                       Website: www.adbsys.com
                                       (Nasdaq: ADBI, TSE: ADY)

For Immediate Release

                 ADB SYSTEMS ANNOUNCES Q4 2001 FINANCIAL RESULTS

TORONTO - February 26, 2002 - ADB Systems International Inc., a global provider of asset lifecycle management solutions, today announced financial results for its fourth quarter ended December 31, 2001. All figures are in Canadian dollars. As of December 31, 2001, the exchange rate was CDN $1.59 to US$ 1.00.

Gross revenue in the fourth quarter was $1.2 million compared to $619,000 in the third quarter of 2001 and $1.2 million in the fourth quarter of 2000. Revenue was comprised of software license sales, service fees for software implementation, application hosting, support and training, and transaction fees from on-line activities performed for customers.

"Consistent with earlier guidance, this quarter has met our expectations in many ways," said Jeff Lymburner, CEO, ADB Systems. "We completed the acquisition of ADB Systemer, changed our name to ADB Systems International, and implemented a new strategic direction focusing on helping organizations in the oil and gas and public sectors take advantage of asset lifecycle management solutions. These developments position us extremely well for ongoing growth."

In compliance with recent changes to Canadian and U.S. generally accepted accounting principles (GAAP) that govern the treatment of goodwill recorded relating to acquisitions, the company recorded a goodwill impairment loss of $9.2 million relating to its acquisition of ADB Systemer. Including this impairment loss, ADB recorded a net loss for the period of $12.2 million or $0.32 per basic share. This compares to a net loss of $3.5 million or $0.12 per share in the third quarter of 2001 and a net loss of $16.8 million or $0.61 per basic share in the same period of 2000, each on a post-share consolidation basis.

Including a $310,000 non-cash charge for amortization of capitalized software, ADB reported a loss from operations of $2.8 million or $0.07 per basic share during the quarter. This compares to an operating loss of $ 2.1 million or $0.08 per basic share in the third quarter of 2001 and an operating loss of $5.6 million or $0.21 per basic share in the fourth quarter of 2000, each on a post-share consolidation basis.

Operating loss is a non-GAAP earnings measure that may be calculated differently by other issuers. Operating loss is defined as net loss excluding restructuring costs and the effects of gains and losses from asset disposals, asset impairments and marketable securities.

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As at December 31, 2001, ADB held cash and marketable securities totaling $4.2 million.

"Now that this transition period is completed, we expect our burn-rate to fall below $2 million in the first quarter with a further substantial decline in the second quarter. This trend combined with contemplated funding opportunities positions us well for the remainder of the year and beyond," said Mr. Lymburner.

Throughout the quarter, ADB experienced a number of significant achievements. The following key developments were announced during the fourth quarter, 2001:

o On October 10, 2001, the Company received overwhelming shareholder approval to acquire ADB Systemer, change the Company name to ADB Systems International, and consolidate the Company's shares.

o On October 18, 2001, the Company began trading on the Toronto Stock Exchange (TSE) under the symbol ADY and on the Nasdaq Stock Market under the symbol ADBI.

o The Company signed a contract with VM Alliansen to provide procurement, logistics, and project management capabilities that will support large-scale oil and gas operations in Norway.

o In collaboration with Production Access, the Company signed a contract with Forest Oil, a leading North American energy company, to provide electronic procurement capabilities.

o The Company significantly expanded its software licensing agreement with Hordaland fylkeskommune (HFK), a Norwegian county council.

Mr. Lymburner concluded: "The fourth quarter marked, in effect, the re-launch of our company. Measured against this backdrop and based on our ability to deliver on expected forecasts, these results are very encouraging. Given our current sales pipeline and recent cost-cutting measures, we believe that ADB will experience a sequential revenue increase between 10 and 20 percent along with an improvement in bottom-line performance in the current quarter."

ADB Systems will hold a conference call at 9:00 a.m. (Eastern time) on February 27, 2002, to discuss its financial results as well as its projections for the upcoming quarter. Followers of ADB Systems are invited to listen to the call live over the Internet on the Investor Relations section of the Company's website at http://www.adbsys.com.
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About ADB Systems International Inc.
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ADB Systems International, formerly Bid.Com, delivers asset lifecycle management solutions that help companies source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, chemicals, manufacturing and financial services. Current customers and partners include BP, GE Capital, Halliburton Energy Resources, ShopNBC, and Skerman Group.

ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.). The company's shares trade on both the Nasdaq Stock Market (NASDAQ: ADBI), and the Toronto Stock Exchange (TSE: ADY).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the

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U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

To receive additional information on ADB Systems International, please visit www.adbsys.com

Contacts:
At ADB Systems International
----------------------------
Joe Racanelli, Director of Marketing
Tel: (905) 672-7467  ext. 273
Fax: (905) 672-9928
E-mail: jracanelli@adbsys.com
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